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SECURITIES AND EXCHANGE COMMISSION

07006057

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52908

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dinosaur Securities, L. L. C.


RECD S.E.C.
MAR 1 2007
503

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

443 Park Avenue, 5th Floor
(No. and Street)

New York (City) NY (State) 10016 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Glenn Grossman (212) 448-9251
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schneider & Associates LLP
(Name – *if individual, state last, first, middle name*)

100 Jericho Quadrangle, #236, Jericho, NY 11753
(Address) (City) (State) (Zip Code)

PROCESSED
APR 04 2007
THOMSON FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Glenn Grossman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dinosaur Securities, L. L. C., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member

Title

Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) Report of Independent Auditors on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DINOSAUR SECURITIES, L. L. C.

FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULE

FOR THE YEAR ENDED DECEMBER 31, 2006

DINOSAUR SECURITIES, L. L. C.
FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES
FOR THE YEAR ENDED DECEMBER 31, 2006

CONTENTS

SCHNEIDER & ASSOCIATES LLP
CERTIFIED PUBLIC ACCOUNTANTS
100 JERICHO QUADRANGLE
JERICHO, NEW YORK 11753
TEL: (516) 942-5300 • FAX: (516) 932-6050

JERRY SCHNEIDER, CPA
DEAN HILTZIK, CPA
MORDECAI LERER, CPA
HARRIET GREENBLATT, CPA
HAROLD HILTZIK, CPA

Members
American Institute of CPAs
New York State Society of CPAs
----
767 Third Avenue, New York, NY 10017
TEL: (212) 564-4330

REPORT OF INDEPENDENT AUDITORS

Dinosaur Securities, L. L. C.
New York, New York

We have audited the accompanying statement of financial condition of Dinosaur Securities, L. L. C. (the "Company") as of December 31, 2006, and the related statements of income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is

supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Schneider & Associates LLP

Jericho, New York
February 16, 2007

DINOSAUR SECURITIES, L. L. C.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Cash	$ 25,731
Receivable from clearing firms	1,115,777
Receivable from customer	96,745
Securities owned, at market value	59,538
Loan receivable - managing member	177,464
Loan receivable - Dinosaur Group Holdings Limited	140,000
Leasehold improvements - net	10,676
Other assets	34,544
Total assets	$1,660,475

LIABILITIES AND MEMBERS' EQUITY

Liabilities	
Commissions payable	$ 546,203
Accounts payable and accrued expenses	264,997
Loan payable - Dinosaur Securities (UK)	231,409
Loan payable - Dinosaur GmbH	12,031
Total liabilities	1,054,640
Commitments (see notes)	
Members' equity	605,835
Total liabilities and members' equity	$1,660,475

See accompanying notes to financial statements.

DINOSAUR SECURITIES, L. L. C.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2006

Revenues	
Commission income	$10,479,824
Net firm trading gains	185,881
Interest and other income	90,217
	10,755,922
Expenses	
Compensation and benefits	6,965,406
Clearing, execution and floor brokerage	865,036
Payments to affiliated entities	1,614,130
Market data services	407,419
Communications and occupancy	206,822
Other operating expenses	337,612
	10,396,425
Income before income taxes	359,497
NYC Unincorporated Business Tax	17,606
Net income	$ 341,891

See accompanying notes to financial statements.

DINOSAUR SECURITIES, L. L. C.
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2006

	Class M	Class C	Class E	Accumulated Deficit	Total
BALANCES, January 1, 2006	$1,086,961	$739,700	$--	$(1,302,858)	$523,803
Distribution to managing member	(285,446)	--	--	--	(285,446)
Loan transferred to capital	25,587	--	--	--	25,587
Net income for the year	--	--	--	341,891	341,891
BALANCES, December 31, 2006	$ 827,102	$739,700	$--	$ (960,967)	$605,835

See accompanying notes to financial statements.

DINOSAUR SECURITIES, L. L. C.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

Cash flows from operating activities	
Net income	$ 341,891
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation	6,540
Loss on disposition of equipment	27,240
(Increase) decrease in operating assets:	
Receivable from clearing firms	8,413
Receivable from broker-dealer	66,500
Receivable from customer	(96,745)
Securities owned, at market value	(59,538)
Loan receivable - Dinosaur Group Holdings Limited	(140,000)
Other assets	(3,745)
Increase (decrease) in operating liabilities:	
Commissions payable	(20,335)
Accounts payable and accrued expenses	51,267
Loan receivable - managing member	(177,464)
Other liabilities	(41,196)
Total adjustments	(379,063)
Net cash used in operating activities	(37,172)
Cash flows from financing activities	
Capital distribution	(285,446)
Proceeds from loan payable - Dinosaur Securities (UK)	231,409
Proceeds from loan payable - member	5,890
Proceeds from loan payable - Dinosaur GmbH	12,031
Payments of loans payable - member	(11,900)
Net cash used in financing activities	(48,016)
Net decrease in cash	(85,188)
Cash at January 1, 2006	110,919
Cash at December 31, 2006	$ 25,731
Supplemental information:	
Cash paid during the year for:	
Interest	$ 5,117
Income taxes	$ 4,106
Transfers from loans payable - related parties to members' equity	$ 25,587

See accompanying notes to financial statements.

DINOSAUR SECURITIES, L. L. C.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

NOTE 1 - DESCRIPTION OF BUSINESS

Dinosaur Securities, L. L. C. (the "Company") is a Delaware limited liability company located in New York, New York. The Company is a member of the National Association of Securities Dealers. Operations consist primarily of the execution of securities trades for customers on an agency and riskless principal basis, and proprietary trading of debt and equity securities. The Company clears all customer transactions on a fully disclosed basis through two independent clearing firms. The Company claims exemption from the requirements of Rule 15c3-3 under Section (k)(2)(ii) of the Rule, and consequently does not carry securities accounts for customers nor does it perform custodial functions related to their securities.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

The Company records securities transactions and related revenue and expenses on a trade date basis.

Depreciation of fixed assets is provided on a straight-line basis over the estimated useful life of the respective assets.

Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenues and expenses. Actual results could vary from the estimates that were used.

As an LLC, the Company is not subject to federal or state income tax, and thus no federal or state income tax expense has been recorded in the accompanying financial statements. The members of the Company report their proportionate share of membership taxable income or loss in their respective income tax returns. The Company is subject to the New York City Unincorporated Business Tax (UBT) on taxable income. At December 31, 2006, the Company had a UBT tax liability of $13,500.

NOTE 3 - RECEIVABLE FROM CLEARING FIRMS

At December 31, 2006, the balance due from clearing firms consisted of commissions receivable in the amount of $953,638, and cash balances in the amount of $162,139.

NOTE 4 - SECURITIES OWNED, AT MARKET VALUE

Securities owned consist of corporate bonds, which have been valued at quoted market price. The bonds were sold subsequent to year end for $53,373.

NOTE 5 - LEASEHOLD IMPROVEMENTS

		Estimated Useful Life
Leasehold improvements	$30,371	Term of lease
Less: Accumulated amortization	19,695	
	$10,676	

Amortization expense was $6,540 for the year.

NOTE 6 - MEMBERS' EQUITY

The Company has three classes of membership:

Class M interests are entitled to elect a majority of the Company's board of directors. Class C interests differ from Class M interests principally with respect to voting rights. Class E units have been reserved for the issuance of employee options. The number of issuable Class E units cannot presently exceed 10% of the aggregate ownership interest in the Company. Class E members do not have voting rights. As of December 31, 2006, the Company has not issued any Class E units. All classes share in the allocation of Company profits, losses and distributions to the same extent.

During 2006, a member transferred his loan in the amount of $25,587 to permanent capital, and the Company distributed $285,446 of capital to the managing member.

NOTE 7 - LEASE COMMITMENT

The Company leases office facilities and equipment under leases expiring at various dates through 2009. Rent expense under one of the office leases is being recognized on a straight-line basis to account for rent concessions during the lease term, resulting in a deferred rent liability of $9,351 at December 31, 2006. Total operating lease expense was $339,184 for the year.

Future minimum lease payments as of December 31, 2006 are:

Year ending December 31,	
2007	$277,891
2008	106,240
Total	$384,131

NOTE 8 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company executes, as principal and agent, securities transactions on behalf of its customers. If either the customer or a counter-party fail to perform, the Company may be required to discharge the obligations of the non-performing party. In such circumstances, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction.

The Company is engaged in trading and brokerage activities with customers, broker-dealers and other counterparties. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 9 - RELATED PARTY TRANSACTIONS

The Company's managing member has direct and indirect ownership interests in various active foreign affiliates: The managing member owns 100% of Dinosaur Group Holdings Limited ("DGHL"), a Bermuda corporation, which in turn owns 100% of Dinosaur Securities (UK) ("UK"), a London-based securities broker registered with the Financial Services Authority. The managing member also owns 90% of Dinosaur GmbH ("DGmbH"), a Swiss company that operates a securities business in Zurich.

At December 31, 2006, the Company was indebted to UK and DGmbH in the amounts of $231,409 and $12,031, respectively. The managing member and DGHL also owed the Company $177,464 and $140,000, respectively. All loans are non-interest bearing and due on demand.

During the year, UK introduced securities business to the Company, which generated approximately $1,082,000 in commission income. The Company also paid various operating expenses on behalf of UK totaling approximately $1,007,000, which consisted principally of compensation and administrative costs. DGmbH also introduced securities business to the Company which generated approximately $758,000 in commission income. The Company paid compensation and administrative expenses on behalf of DGmbH totaling approximately $607,000.

NOTE 10 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), and Regulation 1.17 of the Commodity Futures Trading Commission, which require the maintenance of minimum net capital, and require the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2006, the Company had net capital and net capital requirements of $124,675 and $100,000, respectively. The Company's ratio of aggregate indebtedness to net capital was 8.46 to 1.

SCHNEIDER & ASSOCIATES LLP
CERTIFIED PUBLIC ACCOUNTANTS
100 JERICHO QUADRANGLE
JERICHO, NEW YORK 11753
TEL: (516) 942-5300 • FAX: (516) 932-6050

JERRY SCHNEIDER, CPA
DEAN HILTZIK, CPA
MORDECAI LERER, CPA
HARRIET GREENBLATT, CPA
HAROLD HILTZIK, CPA

Members
American Institute of CPAs
New York State Society of CPAs

767 Third Avenue, New York, NY 10017
TEL: (212) 564-4330

REPORT OF INDEPENDENT AUDITORS ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5 AND CFTC REGULATION 1.16

Dinosaur Securities, L. L. C.
New York, New York

In planning and performing our audit of the financial statements and supplemental schedule of Dinosaur Securities, L. L. C. ("Company") for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC") and Regulation 1.16 of the Commodity Futures Trading Commission ("CFTC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) and Regulation 1.16, in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and minimum financial requirements pursuant to Regulation 1.17 and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. The periodic computations of minimum financial statements pursuant to Regulation 1.17.

5. The daily computations of the segregation requirements of Section 4d(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations.

6. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's and CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) and CFTC Regulations 1.16 list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities and firm assets, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC and the CFTC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes.

Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's and the CFTC's objectives.

Schneider & Associates LLP

Jericho, New York
February 16, 2007

SUPPLEMENTARY SCHEDULE

DINOSAUR SECURITIES, L. L. C.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
DECEMBER 31, 2006

Computation of Net Capital

Members' equity		$ 605,835
Nonallowable assets:		
Leasehold improvements - net		10,676
Receivable from customer		96,745
Loan receivable - managing member		177,464
Loan receivable - Dinosaur Group Holdings Limited		140,000
50% of deposit with futures broker		10,559
Other assets		34,544
		469,988
Net capital before haircuts on securities		135,847
Haircuts on securities:		
Corporate bonds	$8,931	
Money market balances	47	
Undue concentration	2,194	11,172
Net capital		124,675
Minimum capital requirement - the greater of $100,000 or 6.67% of aggregate indebtedness of $1,054,640		100,000
Excess net capital		$ 24,675
Ratio of aggregate indebtedness to net capital		8.46 to 1
Schedule of aggregate indebtedness:		
Commissions payable		$ 546,203
Accounts payable and accrued expenses		264,997
Loan payable - Dinosaur Securities (UK)		231,409
Loan payable - Dinosaur GmbH		12,031
Total aggregate indebtedness		$1,054,640

Reconciliation with the Company's computation (included in Part IIA of Form X-17A-5 as of December 31, 2006):

Net capital, as reported in the Company's Part IIA (unaudited) FOCUS report	$ 235,948
Increase in nonallowable assets	(162,301)
Increase in haircuts on securities	(10,969)
Increase in securities owned, at market value	59,538
Other audit adjustments – net	2,459
Net capital per above	$ 124,675

END